

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2014

Via E-mail
David Grant
Chief Executive Officer
MediaShift, Inc.
20062 S.W. Birch Street, Suite 220
Newport Beach, California 92660

> **Re:** **MediaShift, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 1-32438**

Dear Mr. Grant:

We have limited our review of your filing to the issue we have addressed in our comment. Please respond to this letter within ten business days by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your audit report does not indicate it was signed by the auditor. Please file an amended Form 10-K that includes an audit report signed by the independent registered public accounting firm, pursuant to Rule 2-02(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Brach Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director